

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2016

Michael T. Heffernan
President and Chief Executive Officer
Collegium Pharmaceutical, Inc.
780 Dedham Street, Suite 800
Canton, MA 02021

> **Re:** **Collegium Pharmaceutical, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 4, 2016**
> **File No. 333-213964**

Dear Mr. Heffernan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Johnny Gharib at (202) 551-3170 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Shirley Kuhlmann, Esq.
        Pepper Hamilton LLP